PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

05010833

23rd August 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 23rd August 2005:

"Drilling Update"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

dlw 8/30

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Drilling Update

Premier reports the following in relation to its current drilling programme:

Mauritania

PSC Area A: Sotto-1 ST1 Exploration Well

The 'Stena Tay' drill rig drilled Sotto-1 ST1 to a final total depth of 3,279 metres.

At midnight on 22 August 2005, preparations were underway to commence wireline logging. Logs and other data acquired while drilling suggest that the well has not encountered any significant hydrocarbons.

Following completion of wireline logging, it is expected that the Sotto-1 ST1 well will be plugged and abandoned as a dry hole. Premier's equity in this well was 4.62%.

The 'Stena Tay' will then move to the Espadon-1 exploration well in PSC Area B.

Chinguetti Development Wells

The 'West Navigator' drillship continues to perform completion work on Chinguetti Development wells.

Exploration Programme

Joint Venture Participants have approved the drilling of four exploration wells subsequent to Sotto. These are Espadon-1, Tevet-2, Labeidna-1 and Colin-1. Tevet-2 will target a stratigraphically deeper reservoir than the Tevet-1 discovery well.

Pakistan

Jhangara Licence: Maliri-1 well

The Maliri-1 well was spudded on 12 August 2005 and is drilling ahead to a planned target depth of 1,250 metres.

Gabon

Iris Marin Licence: Iboga-1 well

The Iboga-1 well was spudded on 19 August 2005 and is drilling ahead to a planned target depth of 2,000 metres.

India

Jaipur Licence: Lakkhi-1 well

The well is currently operating at its planned target depth of 4,347 metres and is being prepared for testing operations.

23 August 2005

Simon Lockett, Chief Executive of Premier, said:

"Following on from the two successful wells drilled this year in Mauritania (Tiof-6) and Egypt (Al Amir-1) we are now commencing the most active exploration programme Premier has undertaken. While the Sotto high risk/high reward well was dry, it is adding significantly to our understanding of subsurface risks. We now expect to drill a further ten exploration wells before the end of 2005 including wells in India, Gabon, Indonesia, Egypt, Pakistan, Mauritania and the UK."

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR — **Tel: 020 7743 6670**
James Henderson
Gavin Davis

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.